UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42903

Republic Power Group Limited

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore 569874

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Republic Power Group Limited (the “Company”) hereby furnishes the following documents as exhibits to this report: “Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2025 and for the Six Months Ended December 31, 2025 and 2024” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2025 and for the Six Months Ended December 31, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: July 10, 2026	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

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